UNITED OVERSEAS BANK
大華銀行

United Overseas Bank Limited
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN/UOB2010/UOB-A07/VC/sc

5 April 2010



10015579

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sir

APPLICATION OF SCRIP DIVIDEND SCHEME TO THE FINAL DIVIDEND FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2009

We enclose a copy of our announcement dated 5 April 2010 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

UOB 大華銀行

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

ANNOUNCEMENT

APPLICATION OF SCRIP DIVIDEND SCHEME TO THE FINAL DIVIDEND FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2009

On 26 February 2010, United Overseas Bank Limited (the "**Bank or UOB**") announced, *inter alia,* that it was intending to propose a Scrip Dividend Scheme (the "**Scheme**") to give shareholders the option of receiving the proposed final one-tier tax exempt dividend of 40 cents per ordinary share ("**Share**") for the financial year ended 31 December 2009 (the "**FY09 Final Dividend**") in the form of new Shares ("**New Shares**") in lieu of cash.

The Board of directors of the Bank has decided to implement the Scheme and apply the Scheme to the FY09 Final Dividend, subject to shareholders of the Bank approving the following at the Sixty-Eighth Annual General Meeting (the "**AGM**") and extraordinary general meeting of the Bank (the "**EGM**"), both to be convened on 30 April 2010:

(i) the alteration of the Articles of Association of UOB (the "**Articles**") to authorise the Directors to determine the terms of the Scheme and apply the Scheme to any dividend;

(ii) the authority for the directors to issue New Shares pursuant to the Scheme; and

(iii) the FY09 Final Dividend.

The terms of the Scheme are set out in the Scheme Statement at Appendix 2 of the Bank's circular to shareholders dated 5 April 2010 (the "**Circular**") which can be found on the Bank's website at: www.uobgroup.com.

The Scheme will provide shareholders with the option to elect to receive New Shares in lieu of the cash amount of the FY09 Final Dividend declared on the Shares held by them as at 5.00 p.m. on **11 May 2010** (the "**Books Closure Date**").

Participation in the Scheme is optional. Shareholders who wish to receive the FY09 Final Dividend in CASH need not take any action.

1. LISTING AND QUOTATION OF NEW SHARES

The SGX-ST has given its approval in-principle for the listing and quotation of New Shares to be allotted and issued pursuant to the Scheme. The SGX-ST's approval in-principle is not an indication of the merits of the Bank, the New Shares or the Scheme.

2. APPLICATION OF THE SCHEME TO THE FY09 FINAL DIVIDEND

2.1 Eligibility

All shareholders entitled to the FY09 Final Dividend will be eligible to participate in the Scheme, subject to the shareholding limits under the Banking Act, Chapter 289 of Singapore (the "**Banking Act**") and the restrictions on Overseas Shareholders (defined in sub-paragraph (ii) below).

(i) Banking Act

Shareholders may not participate in the Scheme in relation to the FY09 Final Dividend where such participation may result in such shareholder, whether alone or together with his associates (as defined under the Banking Act), holding or controlling Shares in excess of any of the shareholding limits applicable to the Bank and the Shares as prescribed in the Banking Act, without first obtaining the approval of the Minister for Finance.

(ii) Overseas Shareholders

Shareholders with registered addresses outside Singapore ("**Overseas Shareholders**"), and who have not provided the Bank c/o the Bank's Share Registrar, Boardroom Corporate & Advisory Services Pte Ltd (the "**Bank's Share Registrar**") or (as the case may be) The Central Depository (Pte) Limited ("**CDP**") with addresses in Singapore for the service of notices and documents latest **by 5.00 p.m. on 3 May 2010** (being not later than five market days prior to Books Closure Date) will not be eligible to participate in the Scheme,

Where a shareholder gives notice to the Bank's Share Registrar or, if the shareholder is a depositor, to CDP, of a change of his registered address for the service of notices and documents from an address within Singapore to an address outside Singapore, he shall thereupon be considered an Overseas Shareholder.

Overseas Shareholders who wish to be eligible to participate in the Scheme must provide an address in Singapore for the service of notices and documents by notifying the Bank's Share Registrar at 50 Raffles Place, Singapore Land Tower #32-01, Singapore 048623, or, if the Overseas Shareholder is a Depositor, CDP, at 4 Shenton Way #02-01, SGX Centre 2, Singapore 068807 not later than 5.00 p.m. on 3 May 2010.

A shareholder's participation in the Scheme is subject to the requirement that it will not result in a breach by the shareholder of any restriction on such shareholder's holding of Shares which may be imposed by any statute, law or regulation in force in Singapore or any other relevant jurisdiction or the Memorandum and Articles of Association of the Bank.

2.2 **Election Notices**

Notices of election ("**Election Notices**") are proposed to be despatched to eligible shareholders on or about **25 May 2010**.

Eligible shareholders may elect to participate in the Scheme in relation to the FY09 Final Dividend only, or they may make a permanent election to participate in the Scheme in respect of the FY09 Final Dividend and ali future dividends to which the Scheme is applied. These options will be provided for in the Election Notices.

Eligible shareholders may elect to participate in the Scheme in respect of **all, and not part only,** of their holdings of Shares as at the Books Closure Date (except in the case of a depository agent or nominee company of a bank, merchant bank, stockbroker or other financial institution, holding Shares as custodian, who may be allowed at the absolute discretion of the Directors, to make an election to participate in the Scheme in respect of part only of the Shares to which each Election Notice relates).

2.3 **Permanent Elections**

Where an eligible shareholder chooses to make a permanent election in respect to his holdings of Shares to which a Notice of Election relates, the permanent election will be effective for all future qualifying dividends unless and until a notice of cancellation in the prescribed form is received by the Bank's Share Registrar or (as the case may be) CDP.

2.4 **Take-over Code**

The attention of shareholders is drawn to Rule 14 of the Singapore Code on Take-overs and Mergers. In particular, a shareholder should note that he may be under an obligation to extend a take-over offer for the Bank if:

(i) he acquires, by participating in the Scheme in relation to any dividend to which the Scheme applies, whether at one time or different times, New Shares which (together with Shares held or acquired by him or persons acting in concert with him) carry 30% or more of the voting rights of the Bank; or

(ii) he, together with persons acting in concert with him, holds not less than 30% but not more than 50% of the voting rights of the Bank, and either alone or together with persons acting in concert with him, acquires additional New Shares by participating in the Scheme or otherwise acquires additional shares that would increase his percentage of the voting rights by more than 1% in any period of 6 months.

2.5 **Issue Price**

For the purposes of the application of the Scheme to the FY09 Final Dividend, the price at which each New Share is to be issued (the "**Issue Price**") will be set at a 10% discount to the average of the last dealt prices of the Share during the price

determination period between **7 May 2010 and 11 May 2010** (both dates inclusive) (being the period commencing on the date on which the Shares are first traded on an ex-basis and ending on the Books Closure Date).

The Bank will announce the Issue Price on **12 May 2010**.

2.6 **Fractional Entitlements**

Where the number of New Shares which may be issued to a participating shareholder under the Scheme includes a fraction but is not less than one (1), the number of New Shares to be issued will be rounded down to the nearest whole number and the fraction will be disregarded.

Where the number of New Shares which may be issued to a participating shareholder under the Scheme is less than one (1) New Share, such participating shareholder will not, regardless of whether he may have elected to do so, receive any New Shares, but will instead be paid his dividend in cash.

2.7 **Notice of Books Closure Date and Dividend Payment Date**

NOTICE IS HEREBY GIVEN that the Transfer Books and Register of Members of the Bank will be closed from **5.00 p.m. on 11 May 2010** up to (and including) 12 May 2010 for the purpose of determining the entitlements of shareholders to the FY09 Final Dividend, subject to the approval of shareholders to the FY09 Final Dividend at the AGM.

Duly completed registrable transfers received by the Bank's share registrar, Boardroom Corporate & Advisory Services Pte Ltd, 50 Raffles Place, Singapore Land Tower #32-01, Singapore 048623 up to 5.00 p.m. on 11 May 2010 will be registered before entitlements to the FY09 Final Dividend are determined. Shareholders whose securities accounts with CDP are credited with Shares as at 5.00 p.m. on 11 May 2010 will rank for the FY09 Final Dividend.

The FY09 Final Dividend, if so approved by shareholders, will be paid on 25 June 2010 (the "**Dividend Payment Date**").

2.8 **Important Indicative Dates and Events**

Shareholders should take note of the following important dates and events. All references to dates and times below are made by reference to Singapore dates and times.

Indicative Date	Event
30 April 2010 *(Friday)*	AGM and EGM
5.00 p.m. on 3 May 2010 *(Monday)*	Last day for Overseas Shareholders to provide Singapore addresses
6 May 2010 *(Thursday)*	Last day on which Shares quoted "cum-dividend"

Indicative Date	Event
7 May 2010 *(Friday)*	Shares quoted "ex-dividend"
7 May 2010 to 11 May 2010 (both dates inclusive)	Period for determining the Issue Price
5.00 p.m. on 11 May 2010 *(Tuesday)*	Books Closure Date
12 May 2010 *(Wednesday)*	Announcement of Issue Price
On or about 25 May 2010 *(Tuesday)*	Despatch of Notices of Election
8 June 2010 *(Tuesday)*	Last day for eligible shareholders to submit Notices of Election
25 June 2010 *(Friday)*	Dividend Payment Date (in cash or in New Shares)
28 June 2010 *(Monday)*	New Shares to be credited to Securities Account of Depositors and listed on the SGX-ST

BY ORDER OF THE BOARD
United Overseas Bank Limited



Vivien Chan
Secretary

5 April, 2010